Exhibit 99.3

Reconciliation of EBA capital exercise

25 October analyst call

In EUR bn



338
34.1
RWA
Core Tier 1 capital
30 Sep 2011
76
0.8
RWA
Core Tier 1 capital
Basel 2.5 impact incl. 4Q mgt. action
+ 9.0(1)
RWA
Core Tier 1 capital
Reversal of Basel 2.5 4Q mgt. action

EBA capital exercise

In EUR bn



Core Tier 1 capital ratio (%)
Sov cap. buffer
Measures covering shortfall:
- EUR 2.5 bn net income after div.(3)
- EUR 0.8 bn CT1 equivalent of B2.5 4Q mgt. action
(0.1)
EEA sov. cap. buffer & Other(2)
3.2
Capital shortfall to 9% CT1 ratio benchmark
421
9.0%(4)
0.4
37.9
RWA
Core Tier 1 capital
30 June 2012 pro-forma

Capital toolbox provides further flexibility(5)

(1) Calculated as RWA plus 12.5 times Core Tier 1 capital deduction for securitization
(2) EEA sovereign buffer of EUR (0.4) bn per EBA capitalization exercise, partially offset by EUR 0.3 bn uplift from transitional items pursuant to section 64h (3) of the German banking act
(3) Based on analyst consensus collected on 7 Dec 2011 from Bloomberg; 4Q2011, 1H2012 assumed as 50% of full year 2012; dividend in line with last payout of 75 cents per share
(4) Core Tier 1 capital ratio after deduction of EEA sovereign buffer of EUR (0.4) bn from Core Tier 1 capital
(5) E.g. further RWA mitigation, asset sales or compensation and dividend adjustments

Deutsche Bank
Investor Relations
December 2011
financial transparency.